
02035066

P.E 4-24-02


SEC MAIL
PROCESSING
RECEIVED
MAY 01 2002
WASH. D.C.
155
SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 24, 2002

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant's name into English)

Weizmann Science Park
P.O. Box 266
Rehovot 76100
Israel
(Address of principal executive offices)


PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X_______ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes _____ No _____X

Attached hereto as Exhibit 1, and incorporated by reference herein, is the press release, dated April 24, 2002 of Nova Measuring Instruments Ltd. (the "Registrant).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD.

April 24, 2002



Giora Dishon, President
and Chief Executive Officer


SEC MAIL PROCESSING
RECEIVED
MAY 0 1 2002
WASH, D.C. 155 SECTION

Company Press Release

Company Contact:
Hai Toren, Vice President, Finance and Operations
Nova Measuring Instruments Ltd.
Tel: 972-8-938-7505
E-mail: info@nova.co.il

Investor Relations Contacts:
Adam J. Rosen / Madelene Glomsten
KCSA Public Relations Worldwide
Tel: 212-896-1220 / 212-896-1258
E-mail: arosen@kcsa.com / mglomsten@kcsa.com

Nova Announces the Joining of Makoto Hokazono as the President & Representative Director to Nova Measuring Instruments K.K.

Company Also Announces the Opening of New Branch Office in Kyushu, Kumamoto City, Japan

Tokyo, Japan, - April 25, 2002 - Nova Measuring Instruments (NASDAQ: NVMI) K.K., announced today the appointment of Mr. Makoto Hokazono as President and Representative Director to the Board of Directors of Nova Measuring Instruments K.K., a fully owned subsidiary of Nova Measuring Instruments, Ltd. (Israel). Mr. Hokazono brings with him twenty-three years of experience in the semiconductors industry in both Japan and the U.S. Prior to joining Nova, he held several executive, sales and engineering positions. Most recently, Mr. Hokazono had been the President and Representative Director for Semitool Japan Inc., and Director of Sales for Tegal Japan, Inc. The management of Nova believes that Mr. Hokazono's knowledge of the semiconductor industry and his vast experience in the Japanese market will be major contributing factors to leading the Company's business in Japan to its next level of success.

Nova Measuring Instruments has been operating in Japan for five years and three years ago established Nova K.K. with sales and customer support offices in Tokyo and Osaka. Yair Aviad, Managing Director of Nova K.K., said, "In the last three years, we increased our installed base in Japan and developed strong OEM partnerships with some leading equipment manufacturers. I see great potential with several of our product offerings, including our new integrated metrology product, the NovaTrack 2020 and 3030 for overlay and macro inspection, and the NovaScan 2020Cu and 3030Cu for monitoring Copper CMP through residue detection, erosion and dishing measurements. This potential is particularly visible both with local device manufacturers and process equipment manufacturers in Japan."

Nova Measuring Instruments K.K., also announced the opening of a service and strategic business development office in Kyushu, Kumamoto city, intended to support local device manufacturers and some major process equipment manufacturers in the southern region of Japan.

About Nova

Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The company's web site is www.nova.co.il.

This press release may contain forward-looking statements, including statements related to anticipated growth rates, manufacturing capacity and tax rate. Actual results may differ materially from those projected due to a number of risks, including changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, or changes in tax requirements. Nova cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading ``Risk Factors" in Nova's Form F-1 filed with the Securities and Exchange Commission on April 9, 2000. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.